May 4, 2017

Mr. Craig Arakawa

Accounting Branch Chief

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

Washington D.C. 20549

Mail Stop 3561

Re:	Under Armour, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 23, 2017
File No. 001-33202

Dear Mr. Arakawa:

On behalf of Under Armour, Inc. (the “Company”), we acknowledge receipt of the Securities and Exchange Commission Staff’s comment letter dated May 1, 2017, regarding the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2016, filed on February 23, 2017.

The comment letter requires that the Company respond within ten business days or inform the Staff when the Company will respond. As discussed with Mr. Steve Lo, we hereby request an extension to respond by no later than May 30, 2017. This additional time will enable the necessary internal review related to the Company’s response to the comment letter.

Thank you for your consideration of our request for an extension. If you have any questions, please do not hesitate to call me at 410-468-2512, extension 7049.

Sincerely,

/s/ Andrew Page
Andrew Page
Vice President, Corporate Controller